Mail Stop 4561

August 7, 2008

Mr. Elliot Noss
Chief Executive Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario Canada M6K3MI

Re: Tucows Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 1-32600

Dear Mr. Noss:

We have reviewed your response letter dated July 24, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 8, 2008.

Form 10-K Filed for the Period Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

c. Acquisition of Mailbank.com Inc., pages F-19 to F-20

1.   Please tell us how you considered the fact that you have sold domain names recently in your evaluation of paragraph 11(a) of SFAS 142.

2.   Explain to us how you determined that the fees payable to renew domain names are minimal relative to the fair value of the domain names acquired. As part of your response, tell us how many domain names are included in the indefinite-lived assets and the average fair value of an individual name.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief